Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Six Months
	Ended	Year Ended December 31
	June 30, 2014	2013	2012	2011	2010	2009
Earnings as defined[1]
Pretax income from continuing operations	$506	$880	$736	$734	$688	$456
Exclude equity basis subsidiaries	-	-	-	-	-	-
Fixed charges as defined	135	269	269	287	296	313
Earnings as defined	$641	$1,149	$1,005	$1,021	$984	$769
Fixed charges as defined[1]
Interest on long-term debt	$118	$237	$232	$251	$246	$250
Estimated interest portion of lease rental	11	21	21	18	16	17
Other interest charges	5	11	16	18	34	46
Fixed charges as defined	134	269	269	287	296	313
Preferred dividends	1	3	3	3	3	3
Combined fixed charges and preferred dividends	$135	$272	$272	$290	$299	$316
Ratio of earnings to fixed charges	4.78	4.27	3.74	3.56	3.32	2.46
Ratio of earnings to combined fixed charges and preferred dividends	4.75	4.22	3.69	3.52	3.29	2.43

NOTES:

1 Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.